UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.3)

Under the Securities Exchange Act of 1934

TRUMP ENTERTAINMENT RESORTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89816T103

---------

(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2007

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following Box ☐.

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7. SOLE VOTING POWER
-0-

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8. SHARED VOTING POWER
3,093,569**

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9. SOLE DISPOSITIVE POWER
-0-

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10. SHARED DISPOSITIVE POWER
3,093,569**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,569**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

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14. TYPE OF REPORTING PERSON

OO (Limited Liability Company)

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** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON
Kevin A. Richardson, II

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
3,093,569**

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9. SOLE DISPOSITIVE POWER
-0-

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10. SHARED DISPOSITIVE POWER

3,093,569**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,569**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%**

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO.89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7. SOLE VOTING POWER
-0-

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8. SHARED VOTING POWER
3,093,569**

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9. SOLE DISPOSITIVE POWER
-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
3,093,569**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,569**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON
Murray A. Indick

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER
-0-

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8. SHARED VOTING POWER
3,093,569**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER
-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
3,093,569**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,569**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO.89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON
Charles E. McCarthy

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER
-0-

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8. SHARED VOTING POWER
3,093,569**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER
-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

3,093,569**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,569**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO.89816T103	SCHEDULE 13D

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1. NAME OF REPORTING PERSON
Christian Puscasiu

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*
See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER
-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
3,093,569**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER
-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

3,093,569**

------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,093,569 **

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO.89816T103	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 3 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2006 by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu. This amendment to the Schedule 13D relates to the shares of Common Stock, par value $0.001 (the “Common Stock”) of Trump Entertainment Resorts, Inc., a Delaware corporation, which has its principal executive offices at 1000 Boardwalk at Virginia Avenue, Atlantic City, New Jersey 08401. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

.

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a), (b) Based on a discussion with the Issuer on May 4, 2007, there were 31,097,978 shares of Common Stock issued and outstanding as of May 4, 2007. In addition, the Reporting Persons have purchased call options that, if exercised, would result in the Reporting Persons owning an additional 1,246,900 shares of Common Stock. Based on such information, after taking into account the transactions described in Item 6 below, the Reporting Persons report beneficial ownership of 3,093,569 shares of Common Stock held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

CUSIP NO.89816T103	SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer

The Reporting Persons purchased call options as set forth in the table that immediately follows:

Trade Date	Shares	Strike Price	Price	Expiration
3/13/07	15,000	17.5	2.00	7/20/07
3/14/07	31,900	17.5	2.25	7/20/07
4/20/07	200,000	20.00	0.65	7/20/07
4/25/07	300,000	17.5	1.2592	7/20/07
4/26/07	172,500	17.5	1.2971	7/20/07
4/27/07	300,000	17.5	1.2983	7/20/07
4/30/07	227,500	17.5	1.30	7/20/07

The call options, if exercised by the Reporting Persons, may be settled in shares in the amounts set forth in the table. Alternatively, the Reporting Persons may choose not to exercise the call options depending upon, among other things, the market price of the Issuer’s Common Stock on the expiration date. Any options that are “out of the money” on the expiration date (i.e., any option for which the exercise price is greater than the market price of the underlying stock) will expire unexercised.

Except as disclosed above in this item 6 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

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Exhibit A Joint Filing Undertaking.

CUSIP NO. 89816T103 SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Attorney-in-Fact

CUSIP NO. 89816T103	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: May 4, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Attorney-in-Fact